SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 14, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated March 14, 2006, announcing that Claas is to expand its global leadership position with PLM solutions from IBM and Dassault Systèmes.

Claas to Expand Global Leadership Position
with PLM Solutions from IBM and Dassault Systèmes

Agricultural equipment leader reinforces its commitment to PLM to drive product innovation and support global expansion

Paris, France, March 14, 2006 – IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) announced today that Claas, an international market and technology leader in agricultural equipment, has chosen their Product Lifecycle Management solutions (PLM) to reinforce its leading innovative position.

Exceeding customer expectations and offering an extensive portfolio of efficient and high-quality agricultural machinery has enabled Claas to achieve double-digit growth in recent years. With the integration of Renault Agriculture, the Claas Group has strengthened its position as a global and comprehensive provider of innovative agricultural machinery, including tractors. Last year, 70% of global sales revenues were generated abroad, and Claas’ objective is to grow even more internationally. It aims to start transforming its business to On Demand, to meet the needs of an industry challenged by fluctuating sales, due to weather conditions and changing government regulations. To gain even more business benefits from PLM, Claas has decided to expand its long-time partnership with IBM and Dassault Systèmes, to further transform and streamline its product development process.

The company has signed a multi-million euro international contract with IBM over the next three years covering IBM PLM solutions, from consulting to implementation of PLM Software CATIA, ENOVIA, DELMIA and SMARTEAM, developed by Dassault Systèmes. Consulting and implementation will be performed by IBM Business Consulting Services (BCS) and MDTVision, an IBM Services subsidiary.

As Claas has a strong focus on innovation, it wants to synchronize and integrate development of mechanical, electrical, electronic and software components more efficiently. Claas chose this integrated ‘mechatronics’ development approach using a SMARTEAM environment, and will manage complex projects and data with ENOVIA V5 integrated with the CATIA V5 design environment. The company will implement CATIA V5 at major sites in Germany and France, enabling engineering teams to remotely access product development data, thus sharing innovative ideas early in the product development process and accelerating it.

“By extending our innovation partnership with IBM and Dassault Systèmes, we will ensure our technological leadership in the international agricultural equipment market,” says Dr.-Ing. Hermann Garbers, Claas’s Chief Development Officer. “A major benefit of those new PLM solutions will be the increased ability to move development tasks ‘on demand’ to the most appropriate places in our global organization. This will also enable us to cooperate more closely with our customers and address their needs even faster, wherever they might be.”

“We are proud to help Claas strive for leadership in this highly innovation-driven segment that is going global and consolidating at the same time,” says Hervé Rolland, Vice President, PLM Solutions, Europe for IBM. “Claas has been successfully leveraging the business benefits of our PLM solutions for many years and thus achieved its current leadership position in Europe. With this enhanced cooperation, it will be able to move ahead of the competition ‘thinking globally and acting locally’.”

“The proven efficiency of our V5 PLM solutions for agricultural machinery will be further increased by the enhancement in the end-to-end product development processes that Claas is preparing” adds Denis Senpéré, vice-president, PLM North Europe, Dassault Systèmes. “Claas truly undertakes its PLM transformation with the right approach, starting from executive commitment and change management.”

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About CLAAS
Claas is one of the world’s leading manufacturers of agricultural machinery. One in three combine harvesters sold in Europe is made by this Harsewinkel, Westphalia-based company. Claas is also the world market leader with its second-biggest product group, the self-propelled forage harvester. It produces through five German companies and at five locations abroad, is also a top performer in worldwide agricultural engineering, with agricultural balers and green harvest machinery. The product range further includes modern system, transport and towing vehicles and the very latest agricultural information technology. As well, Claas manufacturing facilities for industrial engineering and production engineering make components or assemblies, both to meet the group’s needs and to supply automotive and aviation industries all over the world. The CLAAS Group grew by a big leap in the spring of 2003, when the majority takeover of French tractor manufacturer, Renault Agriculture, expanded Group sales by over 600 million euros and the workforce by around 2,000 people. Overall, in the closing years of the 20th century the Claas Group experienced a period of remarkable growth. Sales rose by around 500 million euros in the early 90s to 1.265 billion euros in the 2002 fiscal year (not including Renault Agriculture). Claas employs approximately 6,000 staff members worldwide (excluding Renault Agriculture). Roughly 70% of sales revenues are earned abroad.

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. To know more about IBM, visit http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIATM, DS’ open multi-physics platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Class Press Contact: Horst Biere +49 5247 12 1555 biere@claas.com	IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts:
Frédérique Moureton (EMEA)
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com

Nelly Dimey or Pierre Mas (Financial Dynamics)
+33 1 47 03 68 10
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: March 14, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration